UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

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Quarterly Business Review by Management for the

Quarter Ended June 30, 2019

TABLE OF CONTENTS

Item 1.	Selected Financial Data	3

Item 2.	Quarterly Business Review	7

Item 3.	Quantitative and Qualitative Disclosures About Market Risks	12

Signatures		14

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ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	June 30,
	2019	March 31,
	(Unaudited)	2019
ASSETS	$	$
Current assets
Cash and cash equivalents	398,836	506,524
Accounts receivable, net	29,033	59,631
Investment tax credits receivable Other tax credits	193,918 36,245	171,204 35,351
Prepaid expenses	19,734	27,911
	677,766	800,621

Investment	724,001	709,047
Right of uses assets	11,856	—
Property and equipment, net	24,072	20,799
	1,437,695	1,530,467
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	28,664	36,802
Current lease liabilities	12,789	—
Accrued liabilities	14,183	21,487
Deferred revenue	79,412	89,844
Total liabilities	135,048	148,133

Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2019 and March 31, 2019.
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2019 and March 31, 2019.	—	—
Common shares, no par value, voting,
Unlimited authorized shares; 8,136,348 shares issued and outstanding as at June 30, 2019 and 8,136,348 as at March 31, 2019.	19,491,842	19,491,842
Additional paid-in capital	2,963,912	2,963,912
Accumulated deficit	(20,728,253)	(20,622,106)
Accumulated other comprehensive income	(424,854)	(451,314)
	1,302,647	1,382,334
	1,437,695	1,530,467

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ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2019	Three months ended June 30, 2018
	$	$
Revenue
Mobile	24,877	24,249
Software	3,187	97,135
Software maintenance and consulting	60,750	88,125
Total revenue	88,814	209,509

Operating expenses
Cost of revenue	4,812	3,350
Selling, general and administrative	159,104	119,538
Research and development	52,419	52,462
Total operating expenses	216,335	175,350

Income (loss) from operations	(127,521)	34,159
Other income :
Unrealized gain on equity securities	—	598,041
Interest income , net	3,758	3,345
Total other income	3,758	601,386
Net income (loss) before income taxes	(123,763)	635,545
Income tax benefit	18,815	18,895
Net income (loss)	(104,948)	654,530

Basic and fully diluted income (loss) per share	(0.013)	0.080
Weighted average number of shares outstanding	8,136,348	8,136,348

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ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2019	Three months ended June 30, 2018
	$	$
OPERATING ACTIVITIES
Net income (loss)	(104,948)	654,530
Items not involving cash:
Depreciation of property and equipment	2,104	2,503
Unrealized gain in equity securities	—	(598,041)
Changes in operating working capital
Decrease (increase) in accounts receivable	30,598	3,210
Decrease (increase) in investment tax credits receivable	(23,608)	9,670
Decrease in prepaid expenses	8,177	16,828
Increase in accounts payable	(8,138)	11,269
Increase (decrease) in accrued liabilities	(7,304)	(6,740)
Increase (decrease) in deferred revenue	(10,432)	30,666
Cash flows provided by operating activities	(113,551)	123,895

INVESTING ACTIVITIES
Purchase of property and equipment	—	(6,456)
Investment in other companies	—	—
Cash flows provided by (used in) investing activities	—	—

FINANCING ACTIVITIES
Cash flows provided by financing activities	—	—

Effect of changes in exchange rates on cash and cash equivalents	5,863	(51,926)

Increase (decrease) in cash	(107,688)	65,513
Cash and cash equivalents, beginning of period	506,524	418,507
Cash and cash equivalents, end of period	398,836	484,020

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1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of June 30, 2019 has been derived from our audited consolidated financial statements for the year ended March 31, 2019. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2019 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three-month period ended June 30, 2019 are not necessarily indicative of the results to be expected for the full year.

1 - BASIS OF PRESENTATION

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. To date the Company has incurred an accumulated loss of $20,728,253 and cash flow used in operations of $113,551. This raises significant doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the statement of financial position. Such differences in amounts could be material.

3 – INVESTMENT AND SUBSIDIARIES

Investments and long term deposits	Original Cost	Carrying Value
CP4H	187,367	—
Equispheres	112,752	708,719
Spiderwort	7,725	7,641
HostedBizz	1,005	—

On August 9, 2017, Connecting People for Health Co-operative Ltd. (CP4H) was acquired for an undisclosed amount. Various options to distribute the proceeds from the sale are being considered by the board of CP4H and will be finalized at a later date. ZIM has not recognized this transaction in its financial statements as of March 31, 2018. Once the distribution has been finalized ZIM will recognize its portion of the proceeds as a gain on the sale of assets.

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On February 9, 2018, ZIM sold 100,000 shares of HostedBizz to HostedBizz, for cancellation, for gross proceeds of $60,000 Canadian dollars ($45,758 United States dollars).

On August 24, 2018, NuvoBio Corporation made an investment in Spiderwort Inc. The investment consisted of the purchase of a $10,000 Canadian dollar ($7,725 US dollar) convertible promissory note and is accounted for at amortized cost. The note accrues simple interest of 5% per annum and upon a future equity financing of Spiderwort Inc. in an amount greater than $3,000,000 Canadian dollars all principal and accrued interest will convert into the equity securities of the financing at a price per security equal to 80% of the equity financing price per security. Spiderwort Inc. is an advanced materials company developing novel, plant derived, biomaterial that will offer new avenues in 3D in vitro research and in regenerative medicine.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, recapitalization, restructuring, pursuit of new businesses, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three-month periods ended June 30, 2019 and 2018.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended June 30, 2019 was $88,814, a decline from $209,509 for the same period last year. The decrease in revenue resulted from decreases in our software license, software maintence and consulting sales. The decrease reflects the return of a large European customer in Fiscal 2018 and their purchase of a significant amount on new software licenses combined with maintence catch up.

Net loss for the quarter was $104,948, as compared to a net income of $654,530 for the quarter ended June 30, 2018. The decrease in net income is due mainly to the adoption of FASB 2016-01 in fiscal 2018 and the unrealized gain on equity securities of $598,041 coupled with the increased revenue from the sale of software licenses. The net loss is also a result of the timing of audit services that took place in the first quarter of 2020 while they mainly took place in the second quarter of 2019.

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ZIM had cash and cash equivalents of $398,836 at June 30, 2019, as compared to cash and cash equivalents of $506,524 at March 31, 2019.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  SMS will continue to provide a minimal amount of revenue within the mobile segment of operations. With the acquisition of Advanced Internet Inc. (AIS) in 2007, the Company also offers mobile content directly to end users.

In fiscal 2017, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines. Going forward, ZIM will continue to support these products & services and intends to evaluate the viability of the market and make adjustments as may be required.

In 2017, our wholly-owned subsidiary, NuvoBio signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. NuvoBio is currently funding research and development projects in the following areas:

·	Implementing unique molecular interaction & analytics using supercomputing technologies to design small peptide drugs that bind to target proteins for cancer therapies; and
·	The development of bi-specific immunology therapies for the treatment of kidney cancer.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2019 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2018

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three months ended June 30, 2019 and 2018. The information for the three months ended June 30, 2019, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2019, and includes all adjustments necessary for a fair presentation of the information presented.

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These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

REVENUES

	Three months ended June 30, 2019	As a %	Three months ended June 30, 2018	As a %
	$		$
Bulk SMS	24,877	28	24,249	12
	24,877	28	24,249	12

Software	3,187	4	97,135	46
Maintenance and consulting	60,750	68	88,125	42
	63,937	72	185,260	88

Total Revenue	88,814	100	209,509	100

Revenue for the quarter ended June 30, 2019 was $88,814, a decline from $209,509 for the same period last year. The decrease in revenue resulted from decreases in our software license, software maintence and consulting sales. The decrease reflects the return of a large European customer in Fiscal 2018 and their purchase of a significant amount on new software licenses combined with maintence catch up.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $97,135 to $3,187 for the quarters ended June 30, 2018 and 2019, respectively. Maintenance and consulting revenue decreased from $88,125 to $60,750. The reduction in software sales is mainly due to a bulk purchase from one customer in fiscal year 2019.

We intend to continue to allocate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended June 30, 2019 we experienced a la similar volume of traffic from our customers using our routes and this resulted in comparable revenue of $24,877 to $24,249. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2020.

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OPERATING EXPENSES

	Three months ended June 30, 2019	Three months ended June 30, 2018	Period to period change
	$	$	$

Cost of revenue	4,812	3,350	1,462
Selling, general and administrative	159,104	119,538	39,566
Research and development	52,419	52,462	(43)
	216,335	175,350	40,985

COST OF REVENUE

	Three months ended June 30, 2019	Three months ended June 30, 2018
	$	$
Mobile
Revenue	24,877	24,249
Cost of revenue	(330)	(643)
Gross margin	24,547	23,606

Gross margin percentage	99%	97%

Software
Revenue	60,750	88,125
Cost of revenue	(4,482)	(2,707)
Gross margin	56,268	85,418

Gross margin percentage	93%	97%

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended June 30, 2019 and June 30, 2018 were $216,335 and $175,350 respectively. The increase in selling, general and administrative expense is mainly due the audit service being provided in Q1 of fiscal 2020 while they were provided in Q2 of 2019.

STOCK-BASED COMPENSATION

For the three months ended June 30, 2019, and June 30, 2018, the Company recognized compensation expense for employees and consultants of NIL and NIL, respectively. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended June 30, 2019 and 2018 were $52,419 and $52,462 , respectively.

NET INCOME (LOSS)

Net loss for the quarter was $104,948, as compared to a net income of $654,530 for the quarter ended June 30, 2018. The decrease in net income is due mainly to the adoption of FASB 2016-01 in fiscal 2018 and the unrealized gain on equity securities of $598,041 coupled with the increased revenue from the sale of software licenses. The net loss is also a result of the timing of audit services that took place in the first quarter of 2020 while they mainly took place in the second quarter of 2019.

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LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2019, ZIM had cash and cash equivalents of $398,836 and working capital of $542,718, as compared to cash and cash equivalents of $506,524 and working capital of $652,488 at March 31, 2018.

Cash flows for the fiscal periods were as follows:

	Three months ended June 30, 2019	Three months ended June 30, 2018
	$	$
Cash flows provided by operating activities	(113,551)	123,895
Cash flows provided by (used in) investing activities	—	(6,456)
Cash flows provided by financing activities	—	—

At June 30, 2019, the Company had a working capital line from its principal banker for approximately $38,206 in addition to a cash and cash equivalent balance of $398,836. Management believes that these funds, together with cash from on-going operations, may not be sufficient to fund existing operations for the next 12 months. Management is currently investigating and evaluating options that may include recapitalization of the Company, raising debt or equity capital and pursuing other ventures of a different nature.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None.

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ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents includes the following amounts in their source currency:

	June 30, 2019	March 31, 2019

Canadian dollars	140,710	131,463
US dollars	20,884	153,406
Brazilian reals	1,036,375	1,013,757

Accounts receivable include the following amounts receivable in their source currency:

	June 30, 2019	March 31, 2019

Canadian dollars	9,339	44,287
US dollars	9,601	4,548
Brazilian reals	47,122	85,476

Accounts payable include the following amounts payable in their source currency:

	June 30, 2019	March 31, 2019

Canadian dollars	36,987	44,537
US dollars	201	3,275
Brazilian reals	770	772

Accrued liabilities include the following accruals in their source currency:

	June 30, 2019	March 31, 2019

Canadian dollars	11,450	22,397
Brazilian reals	23,752	18,412

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

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	June 30, 2019	March 31, 2019

Canada	25%	55%
North America, excluding Canada	33%	8%
South America	42%	37%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
August 12, 2019	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
August 12, 2019	/s/ John Chapman John Chapman, Chief Financial Officer

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